Exhibit 17.1

July 1, 2015

Summer Infant, Inc.

1275 Park East West

Woonsocket, RI 02895

Board of Directors,

I write to inform you of my resignation effective this day as a member of the Board of Directors of Summer Infant, Inc. It is unfortunate that events have led to this point and that the Company has elected to pursue litigation on claims which are unfounded. The continued inflammatory statements directed at me by select members of the Board is evidence that the litigation has been driven by emotion and supposition rather than reason or facts. As I indicated in a prior letter to the Board, I expect an independent committee would conclude that the lawsuit is both unwarranted and unnecessary.

I have always acted in the best interest of the Company, consistent with my duties to the Company. Although I am not bound by any noncompete obligation, in fact I have not used any confidential information of Summer’s to form a competing company, as alleged in the lawsuit. I am comfortable that the legal process that the Company has instigated will result in a finding to that effect.

Sincerely,

/s/ Carol E. Bramson

Carol E. Bramson